UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Heritage Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 S. Main St. Suite 1210
(No. and Street)

Akron	OH	44308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Thomas 330-374-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting and Consulting, LLC
(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Jeffrey Thomas__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __American Heritage Securities, Inc.__ , as of __December 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

President
_____
Title

_____
Notary Public

JOY D YOHO
Notary Public - State of Ohio
My Commission Expires 12-17-2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AMERICAN HERITAGE SECURITIES, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2020

AMERICAN HERITAGE SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Stockholder of American Heritage Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Heritage Securities, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental

Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

We have served as the Company's auditor since 2019.

Dallas, Texas
March 4, 2021

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

ASSETS		
Cash	$	223,505
Restricted cash		25,000
Commissions receivable		35,232
Property and equipment, net		1,303
	$	285,040

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	51,548
Accrued liabilities		5,497
Note payable		26,000
Interest payable		170
Deferred clearing charge rebate		74,995
		158,210

STOCKHOLDER'S EQUITY

Common stock (15 shares authorized, issued, and outstanding)		45,000
Retained earnings		81,830
Total stockholder's equity		126,830
	$	285,040

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Commissions	$ 735,092
Distribution Fees	179,899
Management fees	618,045
Administrative fees	97,656
Interest income	56,862
Trading income (loss)	(16)
Other income	26,000
	1,713,538
EXPENSES	
Commissions	1,324,853
Depreciation	610
Office related expenses	7,533
Other expenses	2,572
Insurance expenses	19,659
Professional fees	16,975
Regulatory fees	9,905
Interest expense	461
Communication expenses	5,292
Tax expense	4,490
Salaries and wages	109,202
Software expenses	83,281
	1,584,833
NET INCOME	$ 128,705

The accompanying notes are an integral part of these financial statements.

4

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Retained Earnings	Total
Balance at December 31, 2019	$ 45,000	$ 130,683	$ 175,683
Net income	-	128,705	128,705
Dividends	-	(177,558)	(177,558)
Balance at December 31, 2020	$ 45,000	$ 81,830	$ 126,830

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 128,705
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Add back item not affecting cash:		
Depreciation	$ 610	
Cash provided by (used in) changes in the following items:		
Decrease in commissions receivable	8,646	
Decrease in restricted cash	25,000	
Increase in prepaid expenses	249	
Decrease in accounts payable	(3,134)	
Increase in interest payable	170	
Decrease in accrued liabilities	450	
Increase in deferred clearing charge rebate	(20,004)	11,987
Net cash provided by operating activities		140,692
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(177,558)
Notes payable		26,000
NET DECREASE IN CASH		(10,866)
CASH - BEGINNING OF YEAR		234,371
CASH - END OF YEAR		$ 223,505

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

LOCAL INCOME TAXES	$ 4,240	
INTEREST EXPENSE	$ -	

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Businesses

American Heritage Securities, Inc. (the Company) was incorporated in 1991 for the purpose of operating as a broker-dealer in securities. The Company operates as an introducing broker, whose services are limited to accepting customer orders. The Company has a business relationship with an independent clearing broker who is responsible for processing and settling customer transactions on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Restricted Cash

Restricted deposits consist of cash. These deposits are restricted in accordance with the Company's agreement with its independent clearing broker, who is responsible for processing and settling customer transactions on a fully disclosed basis.

Commissions Receivable

Commissions receivable are from clearing organizations and mutual funds and are stated at the amount management expects to collect from outstanding balances related to commission fees and gains. Since these relate to commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management, nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment are provided by the use of accelerated and straight-line methods over the following estimated useful lives of the assets:

Furniture and fixtures	3 - 5	years
Office equipment	3 - 5	years
Vehicle	5	years

Revenue Recognition

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Management Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Income Taxes

American Heritage Securities, Inc. is taxed as an S-Corporation.

The S-Corporation is subject to a built-in gain tax on the net appreciation of assets realized if they are sold within the first 5 years after the S election was made. The Company does not expect to incur any material tax expense as a result of built-in gain tax. No provision or liability for federal income taxes has been included in the financial statements. The Company is liable for city income tax as applicable. As of December 31, 2020, the Company paid $4,240 of city income tax.

The Company's federal income tax returns for December 31, 2017, 2018, and 2019 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

3. NET CAPITAL REQUIREMENTS (continued)

At December 31, 2020, the Company had net capital of approximately $125,527 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.1 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

4. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with EGI Financial, Inc. (EGI). EGI is a related entity owned by the Company's sole stockholder. As compensation for this arrangement, the Company receives a management fee equal to 100% of EGI's advisory fee revenue. During the year ended December 31, 2020, management fees from EGI totaled $618,045.

5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2020 consists of:

Furniture and fixtures	$ 25,226
Less: Accumulated depreciation	(23,923)
Property and equipment, net	$ 1,303

6. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the Plan) that meets the requirements of a "Savings Incentive Match Plan for Employees" (SIMPLE), as defined by the Internal Revenue Code. For the year ended December 31, 2020, the Company contributed $2,946 to the Plan.

7. INDEMNIFICATION

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services, to the Company. The maximum potential amounts of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will be required to make significant payments under these arrangements and, therefore, no contingent liability has been recorded in the accompanying financial statements.

8. RISKS AND UNCERTAINTIES

The Company's marketable securities are exposed to various risks such as interest rate, market and credit risks. The Company could incur losses or gains as a result of changes in the fair value of the securities and such changes could materially affect the Company's financial condition.

9. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2020

FORM X-17A-5 LINE		
COMPUTATION OF NET CAPITAL:		
1	Total stockholder's equity from statement of financial condition	$ 126,830
2	Less: Stockholder's equity not allowable for net capital	-
3	Total stockholder's equity qualified for net capital	126,830
6D	Total other deductions	(1,303)
8	Net capital before haircuts on security positions	125,527
9	Haircuts on securities pursuant to 15c3-1	-
10	Net capital	$ 125,527
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
11	Minimum net capital required	$ 8,803
12	Minimum dollar requirement	$ 5,000
13	Net capital requirement	$ 8,803
14	Excess net capital	
	Net capital	$ 125,527
	Less: Net capital requirement	(8,803)
	Total	$ 116,724
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 112,323
AGGREGATE INDEBTEDNESS:		
16 and 19	Aggregate indebtedness liabilities	$ 132,040
20	Percent of aggregate indebtedness to net capital	105.19%
	Ratio of aggregate indebtedness	1.1 to 1

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's unaudited FOCUS II-A Report.

See the Report of Independent Registered Public Accounting Firm.

AMERICAN HERITAGE SECURITIES, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to exemption under Section (k)(2)(ii) and was considered a
"Non-Covered Firm" by relying on footnote 74 to SEC Release 34-70073 to exempt
the Company from Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE
REQUIREMENT COMPUTATION
There are no material differences between the computation of net capital under
Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA
unaudited report and schedule included with these statements.

INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
TO RULE 15C3-3
Not applicable due to exemption under (k)(2)(ii) and was considered a "Non-Covered
Firm" by relying on footnote 74 to SEC Release 34-70073 to exempt the Company
from Rule 15c3-3.

See the Report of Independent Registered Public Accounting Firm.

12

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Stockholders of American Heritage Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which American Heritage Securities, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a mutual fund retailer and acting as a broker or dealer selling variable life insurance or annuities.

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions of paragraph (k)(2)(ii) of Rule 15c3-3 and that the Company's other business activities were limited to acting as a mutual fund retailer and acting as a broker or dealer selling variable life insurance or annuities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Hartgraves Accounting & Consulting, LLC

Dallas, TX
March 4, 2021

American Heritage Securities, Inc. Exemption Report

American Heritage Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as a broker or dealer selling variable life insurance or annuities.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Jeffrey Thomas, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



President

Date of Report: February 12, 2021